Exhibit 7.6

June 7, 2016

Special Committee of the Board of Directors

iKang Healthcare Group, Inc.

B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022

People’s Republic of China

Dear Members of the Special Committee,

We refer to our preliminary non-binding proposal (the “Proposal”) to the board of directors of iKang Healthcare Group, Inc. (the “Company”), dated August 31, 2015, to acquire the Company pursuant to the terms of the Proposal. Each of the undersigned has determined to cease its participation in the transactions contemplated by the Proposal and withdraw its Proposal for the Company. We hereby notify the Company of such withdrawal effective as of the date hereof.

[Signature Page Follows]

Sincerely,

Ligang Zhang

/s/ Ligang Zhang

Time Intelligent Finance Limited

By:	/s/ Ligang Zhang
Name: Ligang Zhang
Title: Director

ShanghaiMed, Inc.

By:	/s/ Ligang Zhang
Name: Ligang Zhang
Title: Director

Signature Page to Proposal Withdrawal Notice